Designated Filer:	FEINBERG LARRY N
Issuer & Ticker Symbol:	Hansen Medical, Inc. [HNSN]
Date of Event Requiring Statement: August 25, 2014

Explanation of Responses
(1)
Represents the exercise by Oracle Partners, L.P. (“Oracle Partners”) of Series B/C Exchange Warrants to acquire shares of common stock, par value $0.0001, of Hansen Medical, Inc. (“Common Stock”) pursuant to the terms of such Series B/C Exchange Warrant.

(2)	Represents the exercise by Oracle Ten Fund Master, L.P. (“Oracle Ten Fund”) of Series B/C Exchange Warrants to acquire shares of Common Stock pursuant to the terms of such Series B/C Exchange Warrant.
(3)
Represents the exercise by Oracle Institutional Partners, L.P. (“Institutional Partners”) of Series B/C Exchange Warrants to acquire shares of Common Stock pursuant to the terms of such Series B/C Exchange Warrant.

(4)	These securities are owned by The Feinberg Family Foundation (the “Foundation”).
(5)	These securities are owned by Oracle Investment Management, Inc. Employees’ Retirement Plan (the “Retirement Plan”).
(6)
The Series B/C Exchange Warrants and Series D Warrants provide that the holder of such warrants may not exercise any such warrant to the extent such exercise would cause the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the Common Stock then outstanding.  The Series B/C Exchange Warrants are mandatorily exercisable on or prior to August 25, 2014.  The Series D Warrants are exercisable, in whole or in part, at the option of the holder, at any time and from time to time from February 11, 2015 until August 11, 2019.

(7)	These securities are owned by Oracle Partners.
(8)	These securities are owned by Oracle Ten Fund.
(9)	These securities are owned by Institutional Partners.
(10)
Oracle Associates, LLC serves as the general partner of Oracle Partners, Oracle Ten Fund and Institutional Partners, and accordingly, may be deemed to be the indirect beneficial owner of the shares beneficially owned by Oracle Partners, Oracle Ten Fund and Institutional Partners. Mr. Feinberg serves as the managing member of Oracle Associates, LLC, and accordingly, may be deemed to be the indirect beneficial owner of the shares beneficially owned by Oracle Partners, Oracle Ten Fund and Institutional Partners.  Mr. Feinberg is the sole shareholder, director and president of Oracle Investment Management, Inc., which serves as investment manager to Oracle Ten Fund and the Retirement Plan, and accordingly, may be deemed to be the beneficial owner of the shares beneficially owned by Oracle Ten Fund and the Retirement Plan.  Mr. Feinberg is the trustee of the Foundation and has the sole power to direct the voting and disposition of the shares held by the Foundation and accordingly, may be deemed to be the indirect beneficial owner of the shares beneficially owned by the Foundation.  The foregoing is not an admission by Mr. Feinberg or Oracle Associates that it is the beneficial owner of the shares referenced herein and each disclaims beneficial ownership of all such shares except to the extent of his or its pecuniary interest therein.